Exhibit 99.4

Corrected Transcript

EXCERPTS FROM EARNINGS CALL
GIVEN BY TYSON FOODS, INC. ON MAY 8, 2017

08-May-2017

Tyson Foods, Inc. (TSN)

Q2 2017 Earnings Call

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

CORPORATE PARTICIPANTS

Jon Kathol

Vice President-Investor Relations, Tyson Foods, Inc.

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

Dennis Leatherby

Chief Financial Officer & Executive Vice President, Tyson Foods, Inc.

OTHER PARTICIPANTS

David Palmer

Analyst, RBC Capital Markets LLC

Adam Samuelson

Analyst, Goldman Sachs & Co.

Kenneth B. Goldman

Analyst, JPMorgan Securities LLC

Farha Aslam

Analyst, Stephens, Inc.

Heather Jones

Analyst, Vertical Trading Group LLC

Lubi Kutua

Analyst, Jefferies LLC

Michael Leith Piken

Analyst, Cleveland Research Co. LLC

Kenneth Bryan Zaslow

Analyst, BMO Capital Markets (United States)

Brett Andress

Analyst, KeyBanc Capital Markets, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and welcome to the Tyson Foods Second Quarter Earnings Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to Jon Kathol, Vice President of Investor Relations. Please go ahead, sir.

Jon Kathol

Vice President-Investor Relations, Tyson Foods, Inc.

Good morning, and welcome to the Tyson Foods Incorporated second quarter earnings call for the 2017 fiscal year. On today's call are Tom Hayes, President and Chief Executive Officer; and Dennis Leatherby, Executive Vice President and Chief Financial Officer. Slides accompanying today's prepared remarks are available as a quarterly supplemental report on the Investor Relations section of our website at ir.tyson.com. Tyson Foods issued an earnings news release this morning which has been filed with the SEC on Form 8-K and also is available on our website at ir.tyson.com.

Our remarks today include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect current views with respect to future events, such as Tyson's outlook for future

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

performance on sales, margin, earnings growth and various other aspects of its business. These statements are subject to risks and uncertainties that could cause actual results to differ materially from our expectations and projections. I encourage you to read the release issued earlier this morning and our filings with the SEC for a discussion of the risks that can affect our business.

I would like to remind everyone that this call is being recorded on Monday, May 8, 2017 at 9 AM Eastern Time. A replay of today's call will be available on Tyson's website approximately one hour after the conclusion of this call. This broadcast is the property of Tyson Foods and any redistribution, retransmission or rebroadcast of this call in any form without the expressed written consent of Tyson Foods is strictly prohibited.

I'll now turn the call over to Tom Hayes.

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

Additionally, we're looking across the Prepared Foods portfolio to reduce costs by restructuring our manufacturing network as we reshape the portfolio through the acquisition of AdvancePierre, divest non-protein businesses, and focus on growth categories and growth channels. We're confident we'll drive long-term profitability. That said, we are still in the fix-it phase, and due to volume declines and increased costs in the foodservice Prepared Foods business, we're lowering our expectations for the year to 9% return on sales for the segment. We expect it to return to normalized range within fiscal 2018.

As I mentioned, we continue to optimize our footprint to support our protein-packed strategy and shape our product portfolio. Two weeks ago, we announced the intention to sell the Sara Lee Frozen Bakery, Kettle and Van's non-protein businesses to acquire AdvancePierre Foods. With the acquisition, we expect to realize cost synergies of more than $200 million within three years, and it's important to understand that the synergies will come from the combination of the two businesses, regardless of whether it's Tyson or AdvancePierre. We see the acquisition increasing the scale of our Prepared Foods offerings with ready-to-eat sandwiches, sandwich components, entrees, and snacks. AdvancePierre brings strong branded presence in the foodservice channel, in addition 'to capabilities that will enhance our innovation pipeline in retail packaged brands and our ability to drive profitable growth at the store perimeter.

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

We announced last month, we're taking steps to expand training, improve workplace safety, improve compensation and increase transparency. We've announced the ambitious goals, and we'll be sharing the results of third-party social compliance audits of our plants. As we raise the world's expectations for how much good food can do, we are raising the bar for ourselves. By investing in sustainability, we'll create a beneficial cycle that pays for itself over time. To be successful, we must step up our focus on continuous improvement to reduce waste and costs. And with the addition of AdvancePierre, we'll be even more aggressive in utilizing Lean Six Sigma practices throughout the organization.

Dennis Leatherby

Chief Financial Officer & Executive Vice President, Tyson Foods, Inc.

Two weeks ago, we announced our agreement to acquire the tremendous business of AdvancePierre. We expect this acquisition will close this year in our fiscal third quarter, pursuant to completion of the necessary closing conditions. Our Prepared Foods segment will benefit significantly with its complementary portfolio of products and market-leading convenience food capabilities. The addition of AdvancePierre is expected to be immediately accretive to EPS and cash flow, and is expected to create approximately $200 million in cost synergies within the next three years. These synergies are expected to come from manufacturing, procurement and distribution efficiencies as well as addressing duplicative corporate overhead of the combined companies.

Upon closing, our last 12 months pro forma adjusted net debt-to-EBITDA is expected to be around 2.7 times. We are committed to investment-grade ratings. And with the strong cash flows we expect to generate organically, along with divestiture proceeds and the incremental cash flows from this acquisition, we anticipate to quickly delever to bring our net debt to adjusted EBITDA down to around 2 times by the end of fiscal 2018. In addition, as Tom pointed out, we announced our plan to sell three non-protein businesses currently included in our Prepared Foods segment, as we continued to sharpen our focus on our core businesses and expand our protein leadership in retail and foodservice. We expect to record a net gain as a result of the sale and use the proceeds to delever following the AdvancePierre acquisition.

Now here are some additional thoughts on fiscal 2017. Please note that because of the timing of the planned divestitures [ph] is fluid and could (17:10) fall into fiscal 2018, the following outlook does not reflect the impact of these divestitures. In addition, this outlook assumes the closing of AdvancePierre in our third quarter. We expect revenues of around $37 billion as we grow volume across each segment, offset by the impact of lower beef prices. Adjusted net interest expense should approximate $275 million as a result of the incremental borrowings in our third quarter to fund the AdvancePierre acquisition. We currently estimate our adjusted effective tax rate to be around 34.1%.

In closing, the back half of the year is expected to be strong, and we're excited about the growth opportunities we see in the AdvancePierre acquisition, as we remain focused on investing for the future to deliver shareholder value.

This concludes our prepared remarks. Denise, we're ready to begin Q&A.

QUESTION AND ANSWER SECTION

Q

Adam Samuelson

Analyst, Goldman Sachs & Co.

Okay. That's some helpful color. And then maybe a longer term question. And, Tom, I want to go back to

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

something you said on the AdvancePierre call a couple weeks ago that there's a new CEO, new management team, and a new strategy for Tyson and I appreciate some of the discussion at CAGNY and more recently about the sustainability efforts. But maybe talk about how investors could actually perceive that change in strategy as it impacts the financial results. And AdvancePierre, I think investors could have imagined Tyson doing that acquisition a year ago. So it's not clear that AdvancePierre is necessarily evidence of a new strategy, but maybe talk a little bit about what's really changed within the organization outside of the leadership team and how investors can look at that? Thanks.

A

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

Sure. Yes. I'll address that, Adam. We finished our strategic planning process as a company end of February, beginning of March time period. And part of that was to make sure that we had a razor-sharp execution of where we want to play in addition to where we don't want to play, and getting a better understanding of the role of our

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

businesses in the portfolio, whether they're value-add or commodity. The discussion about AdvancePierre has been going on for some time, and as it relates to us being in a position after closing out our strategic focus, so it's clear to us that the perimeter of the store, convenience channel, being in proteins was something we wanted to continue to sharpen and play at a higher level.

So for us, that acquisition certainly plays in all those spaces. So for us, it's about growth continually. We certainly know that packaged food has had its challenges. And as we look to continue to invest in areas that consumers want, this became absolutely crystal to us that this was going to be a fantastic acquisition for Tyson.

So the way to think about it, why now versus then, they've also – I mentioned this on the call when we talked about the AdvancePierre acquisition. Their team has done an amazing job of putting that company in a place where they have taken a lot of costs out. They've refocused on growth. They have continued to excel at practically everything that they're doing through a very disciplined approach. I'm really looking forward to having them join the team and help us in the areas that we don't have the prowess that they do. So for all the reasons that I mentioned and hopefully the timing is explained there, I think this is going to be excellent for our shareholders.

Q

Kenneth B. Goldman

Analyst, JPMorgan Securities LLC

Hi. Thanks for the question. Could you just help me clarify? I'm a little confused, and I think some investors are too. Exactly what's included in guidance and what's not from AdvancePierre? I understand interest expense guidance includes it. It seemed from the press release, like sales exclude it, but I wasn't 100% sure on what you were saying earlier about earnings. If you could just walk me through that, I would appreciate it.

A

Dennis Leatherby

Chief Financial Officer & Executive Vice President, Tyson Foods, Inc.

Hi, Ken, this is Dennis. We are including AdvancePierre, but the way we think about it is more like one full quarter in our fourth quarter. We're not exactly sure in June when it closes. So it has a little bit of a impact there. But to be clear, it is in our forecast.

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

Q

Kenneth B. Goldman

Analyst, JPMorgan Securities LLC

Okay. Okay.

A

Dennis Leatherby

Chief Financial Officer & Executive Vice President, Tyson Foods, Inc.

One thing I would call out, Ken, real quickly, though, is we will have merger and integration costs, and so we will separate those out.

Q

Kenneth B. Goldman

Analyst, JPMorgan Securities LLC

No, sure, I understand that. Thanks, Dennis, for that. And then my follow-up is I wanted to ask a little bit about going fully antibiotic-free in chicken, which I think long term is clearly the way the market's going. Some of your peers we've talked to though have talked about maybe some margin struggles initially when this happens because your costs go up faster than your pricing can necessarily be taken. So first, I'm curious, is this something that you would expect to happen in your business as well? And is that in guidance? And secondly, if not, I'm just curious, what will be different for you than maybe some of your smaller peers out there that have sort of expressed this concern?

A

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

Sure, Ken, of course, I won't talk about our peers, but what I will say is that this is not a brand-new thing for us. We talked about how NAE has been something that we've been working on. And as we continue to improve operations, it puts us in a position where we were able to go to the final step. The cost structure is anything that would be impacting the cost structure certainly in our guidance. But I would say that Noel White and Sally Grimes and the entire team has been pushing aggressively just to get us in a position where we can execute NAE and make sure the cost structure is as good, if not better.

Now so what we've learned through the process is that it continues to make us better as we push ourselves. So I can't speak to peers necessarily in our industry, but I can tell you that for us, we feel great about our cost structure and great that we're going to be NAE across the retail [indiscernible] (30:51).

Q

Kenneth B. Goldman

Analyst, JPMorgan Securities LLC

Thanks so much.

A

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

You are welcome.

Operator: The next question will be from Farha Aslam of Stephens Inc. Please go ahead.

Q

Farha Aslam

Analyst, Stephens, Inc.

Hi, good morning.

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

Q

Farha Aslam

Analyst, Stephens, Inc.

I had a question about acquisitions. Could you just remind us exactly how much in terms of synergies you expect from the Hillshire transaction now and the $200 million from AdvancePierre? If we think back generally, is there a target that you have of how much needs to be reinvested back into the business and how much do you anticipate letting fall to the bottom line?

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A

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

Sure. Yeah. As it relates to Hillshire, I mean, I will also Dennis just talk about that real quickly, and then let me start by saying the two are very different. We invested a lot, as you well know, in innovation, brand building, and setting ourselves up for continued growth on the Hillshire acquisition. So, certainly, there was a lot of reinvestment. We don't anticipate the same for AdvancePierre. I think what we'll see is that revenue synergies will come with time, and we will be focused on getting the redundant costs out and it's both teams.

I was with the AdvancePierre team couple weeks ago and we talked about it. This is a team event for all Tyson team members when they become Tyson team members for us to focus on costs because it's there. But I would say, as it relates to investing that back, that was more of an Hillshire phenomenon. Dennis?

Q

Michael Leith Piken

Analyst, Cleveland Research Co. LLC

Okay, great. And then switching over to Prepared Foods, just trying to understand by the time, I guess, fiscal 2018 rolls around, I mean, would you expect AdvancePierre Foods to be accretive to your Prepared Foods margin? You talked about getting back to a normalized range. Or is that something that you would expect initially, because of increased brand spending they might be a little below your normalized margin on a standalone basis and as you invest in the business that, over time, it would reach your normalized range? Thanks.

A

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

You're welcome. Two things, absolutely accretive. Second thing is it's going to put us in a position, as we look long-term, to look again at what our normalized range is for Prepared Foods, because that's going to be a tremendous margin business for us. But more so, just continue to come back to growth. We are acquiring a company that has been growing, is going to support our growth, not just in the convenience channel and in the retail store perimeter, but there are capabilities that we're going to leverage for our Tyson brand that we already have in the portfolio.

So as we continue to make the most out of this, it will not be reinvestment in the brands per se that AdvancePierre has all over going to support those [indiscernible] (44:06). It's going to be really focusing on the capabilities this brings to excite consumers against where they're headed. This is the reason why we did it. Thank you.

Q

Kenneth Bryan Zaslow

Analyst, BMO Capital Markets (United States)

Just a couple of questions. As you evaluate the AdvancePierre acquisition, can you talk about – you did say though that the $200 million of synergies is both combined as well as individual. Did I hear that right? And can you talk about the buckets to which the synergies will come from? That's my first question.

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

The second question is, so as you evaluate the Prepared Foods margins, what will go into the determination of where you think that will go? Because again, you start out with Hillshire at 9% to 11%, we're kind of now in that 9% region. Is there a potential where we could see 13%, 14%, 15% margins? How do you think about that?

A

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

Nothing's off the table in terms of margin upside. What I would say is, we're not going to sacrifice growth, we're going to continue to grow. So we want to make the right margins, we want to have affordable food and we want it to continue to be growing is what we're focused on, Ken.

So as it relates to the question on the synergy buckets, you got it right. Absolutely, it's going to come from both sides. We feel like, as we get through the integration process, we're going to find that AdvancePierre is going to make Tyson, legacy Tyson better. The whole company is going to benefit.

In terms of the specific areas, clearly, procurement, we see manufacturing, like I talked about, logistics for sure, so warehousing and transportation, clearly, redundant overhead with two publicly-traded companies. Too soon to disclose the exact size of that, but the synergies are coming from both businesses. And we are going to, on top of cost synergies, grow.

So we feel very comfortable with the overall target. It's going to put us into a position of great confidence to improve the margin structure over time. And again, just emphasize, not to sacrifice growth.

Operator: The next question will be a follow-up from Heather Jones of the Vertical Group. Please go ahead.

Q

Heather Jones

Analyst, Vertical Trading Group LLC

Thanks for taking the follow-up. I want to go back to guidance, and I know in answer to some one's question, you've said that AdvancePierre is implied in all lines of guidance. So I was just curious when the outlook language for Prepared for the full year, when you talk about it being margins approximating 9%, my gut is that comment excludes AdvancePierre, but I want to double-check on that?

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

A

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

It includes AdvancePierre; if anything, we might be modestly conservative on that.

Q

Heather Jones

Analyst, Vertical Trading Group LLC

Can you help me understand is there some, what's the word I'm looking for, some seasonality to [ph] Advance (49:40), because, I mean, their margin structure is robust. And I know you're only talking about them being in there for one quarter. But still, you would think that would bring up the total pretty substantially. So can you help me understand, is there some major seasonality that Q4 is not a big margin quarter for them or something?

A

Dennis Leatherby

Chief Financial Officer & Executive Vice President, Tyson Foods, Inc.

Certainly they have a very seasonal business as it relates to schools. And so some of that product will certainly flow through at the beginning of the school season but then sort of into what would be our Q1. So we want to make sure that what we're doing is integrating this in the right way.

And to be clear, Heather, we're not giving guidance right now. What we're talking about is how we feel about the business, and we feel like those margins are going to be certainly strong. But we have to learn more. So we'll be prepared in Q3 to talk more specifically about 2018 guidance. But the feeling right now is that because their business does start to pick up during the school year, we got to see what that looks like as we get the two businesses together.

Operator: And the next question will be a follow-up from Ken Goldman of JPMorgan. Please go ahead.

Q

Kenneth B. Goldman

Analyst, JPMorgan Securities LLC

Hi, thanks. Yeah. Thanks so much for letting me ask one more. I know you're hesitant, I understand why, to give details on AdvancePierre's impact on this year. And I realize it's impossible to know. But most of the questions I'm getting from investors this morning, and I imagine most of the questions, my peers in this call are getting too. We are just trying to figure some of this out. So, if you can indulge me for a moment, I think of it this way, AdvancePierre generates maybe $55 million, $60 million a quarter. That's the benefit you're getting in the fourth quarter. Interest expense guidance went up by $45 million. That's the cost. You're talking a net benefit of maybe

$10 million to $15 million in added [indiscernible] (53:23) added, I guess, net income from the deal before any synergies. Is that reasonable for us to look at it that way? Or am I missing something important in that analysis?

A

Dennis Leatherby

Chief Financial Officer & Executive Vice President, Tyson Foods, Inc.

It's pretty close, Ken. The one thing you're missing is incremental depreciation and amortization. We haven't had that valuation work done. So we don't know what that number is, so that would take a little bit off. On the interest expense side, really it depends entirely upon when we close. So is it early June? Is it late June? That's the swing there.

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Operator: And ladies and gentlemen, this will conclude our question-and-answer session. I would like to hand the conference back over to Tom Hayes for his closing remarks.

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

Thomas P. Hayes

President, Chief Executive Officer & Director, Tyson Foods, Inc.

Thank you very much. Again, great questions. And I'll just say, again, we wrapped up an excellent first half at Tyson. We feel the second half is off to a solid start. We feel great about where we are now, and we're well positioned for fiscal 2018. And we'll continue to be as transparent as we can be on all the things that are going to help you value our company and we're really looking forward to this acquisition and making a great thing for you as investors and Tyson Foods' family.

Thank you for your interest, appreciate it and have a good day.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as regulatory approval for the transaction and the tender of at least a majority of the outstanding shares of capital stock of AdvancePierre Foods); the possibility that the transaction will not be completed; the impact of general economic, industry, market or political conditions; risks related to the ultimate outcome and results of integrating the operations of Tyson and AdvancePierre Foods; the ultimate outcome of Tyson’s operating strategy applied to AdvancePierre Foods and the ultimate ability to realize synergies; the effects of the business combination on Tyson and AdvancePierre Foods, including on the combined company’s future financial condition, operating results, strategy and plans; and other risks and uncertainties, including those identified in AdvancePierre Foods’ periodic filings, including AdvancePierre Foods’ Annual Report on Form 10-K for the year ended December 31, 2016 and AdvancePierre Foods’ Registration Statement on Form S-1 filed with the U.S. Securities Exchange Commission (“SEC”) on April 5, 2017 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed with the SEC by Tyson and the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by AdvancePierre Foods. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and neither Tyson nor AdvancePierre Foods undertakes any obligation to update any forward-looking statement except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy AdvancePierre Foods stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Tyson and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter AdvancePierre Foods will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ADVANCEPIERRE FOODS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ADVANCEPIERRE FOODS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be

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Tyson Foods, Inc. (TSN) Q2 2017 Earnings Call	Corrected Transcript 08-May-2017

made available to all holders of AdvancePierre Foods stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. Copies of the documents filed with the SEC by Tyson will be available free of charge on Tyson’s internet website at http://www.tyson.com or by contacting Jon Kathol at Tyson’s Investor Relations Department at (479) 290-4235 or by email at jon.kathol@tyson.com. Copies of the documents filed with the SEC by AdvancePierre Foods will be available free of charge on AdvancePierre Foods’ internet website at http://www.advancepierre.com or by contacting John Morgan at AdvancePierre Foods’ Investor Relations Department at (513) 372-9338 or by email at ir@advancepierre.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AdvancePierre Foods files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AdvancePierre Foods at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AdvancePierre Foods’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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